Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 23, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, February 23, 2006

FULL YEAR 2005 RESULTS
Backlog Up 65%
Proposed Dividend: + 11.5%
Convertible Bond Call

IFRS (excludes IAS 32/39 in 2004)
Euros in Millions (except EPS and E/ADS)	2005	2004	Change

• Backlog at December 31	11,170	6,779	+64.8%
• Revenues	5,376	5,141	+4.6%
• Income from Operations	231.0	225.9	+2.3%
• Net Income	93.3	111.8	-16.5%
• Fully Diluted EPS (€)	1.11	1.09	+2.4%
• Fully Diluted E/ADS ($)	1.32	1.29	+2.4%

On February 22, 2006, the Board of Directors of Technip approved the audited full year 2005 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “Technip has fulfilled several of its strategic objectives in 2005. We became a first-tier player on the LNG and ethylene markets while consolidating our leadership on the deep offshore, refining and hydrogen markets. In the area of non-conventional hydrocarbons, we gained a foothold in the high-growth Canadian tar sands market.

For the first time in its history, Technip’s backlog surpassed the EUR 10 billion mark. The growth in our activities is expected to continue, thanks to the robust prospects of our markets and our strategic positioning. The Group is diligently working to manage this expected growth by strengthening its workforce, expanding its naval and manufacturing asset capacities and adapting its organization and working methods to deal with the step-change that has taken place in terms of contract size.

As indicated in the press release of February 16, 2006, the 2005 income from operations and fully diluted earnings per share are very close to their 2004 levels. 2005 net income is lower by EUR 18.5 million due to the accounting treatment under IFRS of the Group’s convertible bonds.

The Group has decided to call these convertible bonds. This decision should lead to value creation for our shareholders as the Group’s annual financial charges associated with the convertible/exchangeable bonds, which were EUR 38 million in 2005, will be eliminated.

Given the size of our backlog, we have every reason to believe that our earnings growth, which was interrupted in 2005, should resume significantly in 2006. In this favorable context, and bearing in mind the increase in our net cash position, we have decided to propose at the next Shareholders’ Annual General Meeting an 11.5% increase, to EUR 0.92 per share, of the Group’s annual dividend.”

I. OPERATIONAL HIGHLIGHTS

A) Order Intake

During 2005, Technip’s order intake was EUR 9,806 million, an increase of 92.6% compared to 2004 (EUR 5,092 million). Listed below are the main contracts that came into force during 2005 along with their approximate values (Technip’s share) if publicly disclosed:

  a contract with Ras Laffan Liquefied Natural Gas Company Limited III (RasGas III) for two LNG(1) trains located at Ras Laffan in Qatar (USD 1,600 million),

  a contract with Saudi Basic Industries Corporation (SABIC) for a large-scale ethylene and propylene production plant at Yanbu, Saudi Arabia,

  two contracts with Canadian Natural Resources Ltd for a coker and a hydrogen unit related to the Horizon Oil Sands Project in Northern Alberta, Canada (combined value: EUR 700 million),

  a contract with PetroVietnam for a grass-root refinery at Dung Quat, Vietnam,

  a contract with Chevron for the SURF(2) development of the Agbami field, offshore Nigeria (USD 800 million),

  a contract with Qatar Petroleum, Chevron Phillips Chemical Company LLC, Qatar Petrochemical Company and Total Petrochemicals for an ethylene cracker located at Ras Laffan, Qatar,

  a contract with Yemen LNG Company for an LNG plant on the southern coast of Yemen (USD 667 million),

  a contract with Total for an FPSO(3) for the Akpo field development, offshore Nigeria (USD 540 million),

  a contract with the Kuwait Olefins Company (Dow/PIC) for an ethylene plant at Shuaiba, Kuwait,

  a contract with Petrobras for the SURF development of the Roncador field, offshore Brazil (USD 350 million),

  a contract with Chevron for a Spar facility for the Tahiti field development in the Gulf of Mexico,

  two contracts with Murphy Oil, for a Spar facility and associated SURF package related to the Kikeh field development, offshore Sabah, Malaysia,

  a contract with Petrobras for the SURF development of the Campos Basin (PDET), offshore Brazil (USD 210 million),

  a contract with Norsk Hydro for tie-ins from Fram East field to Troll C and from Vilje to Alvheim on the Norwegian Continental Shelf (EUR 147 million),

_____________________
(1) LNG: liquefied natural gas
(2) SURF: subsea umbilicals, risers and flowlines
(3) FPSO: floating production, storage and offloading unit

  a contract with Hovensa for a new hydrotreating unit at the St. Croix refinery, U.S. Virgin Islands, and a service contract with Saudi Aramco for a grass-root gas treatment plant at Khursaniyah, Saudi Arabia. The contract will later convert to a lump sum turn key contract.

As of December 31, 2005, the backlog amounted at EUR 11,170 million, up 64.8% compared to EUR 6,779 million at December 31, 2004:

  the SURF backlog increased 44.5% from EUR 1,860 million at December 31, 2004 to EUR 2,688 million, mainly due to contracts won in West Africa (Agbami), South America (Roncador and PDET), the North Sea (Fram-Vilje), and Asia Pacific (Kikeh SURF),

  the Offshore Facilities backlog was EUR 1,207 million, up by 27.8% compared to EUR 944 million one year ago, and was primarily related to deepwater projects in West Africa (Akpo), the Gulf of Mexico (Tahiti) and Asia Pacific (Kikeh Spar),

  the Onshore Downstream backlog grew 89.6% to EUR 7,127 million, up from EUR 3,758 million primarily due to projects won in the Middle East (RasGas III, Yemen LNG, SABIC, Dow/PIC and Ras Laffan Ethylene), North America (Horizon and Hovensa) and Asia Pacific (Dung Quat),

  The Industries backlog was EUR 148 million.

Technip has also signed three contracts which are not included in the backlog at December 31, 2005:

  a contract with Qatar Petroleum, ConocoPhillips and Mitsui for the Qatargas III Project and Qatar Petroleum and Shell Gas for the Qatargas IV Project. This contract is for two LNG trains located at Ras Laffan in Qatar (USD 1,600 million) and came into force in January 2006, two contracts with Statoil for subsea services in the North Sea.

B) Resource and Asset Management

The Group continued to strengthen its staff: the number of employees grew from 19,100 at the end of 2004 to 20,900 at the end of 2005.

The Group also decided to expand its offshore fleet capacity through the construction of a state-of-the-art diving support and subsea construction vessel.

Additional investments are being made to expand the capacities of our flexible pipe manufacturing facilities at Le Trait, France (+20%) and Vitoria, Brazil (+50%).

The Group continued its asset adaptation program, closing Technip BioPharm, an affiliate located in New Jersey, and selling its Texas fabrication yard (Gulf Marine Fabricators) as well as a small engineering affiliate located in Portugal.

II. FINANCIALS

Fourth quarter and full year 2005 results are expressed according to IFRS and are compared to fourth quarter and full year 2004 numbers which have been restated according to IFRS (excluding IAS 32 and 39 which were applied as of January 1, 2005).

Full Year 2005

A) Income Statement

Revenues in 2005 were up 4.6% to EUR 5,376.1 million.

  SURF revenues increased 26.4% year-on-year from EUR 1,422.1 million to EUR 1,797.6 million, mainly due to the sustained activity in the North Sea (Alvheim, Norsk Hydro) and to the progress of deepwater contracts in West Africa (Dalia, Baobab).

  Offshore Facilities revenues were EUR 1,013.4 million, compared to 2004 (EUR 1,066.6 million) and were primarily related to projects in West Africa (East Area), the Caspian (Shah Deniz) and Spar projects (Constitution, Kikeh).

  Onshore Downstream revenues, at EUR 2,318.2 million, were essentially unchanged compared to EUR 2,384.1 million in 2004. 2005 revenues were primarily generated from projects in the Middle East (Oryx, Qatargas II, NEB), Western Europe (Gonfreville) and North America (Horizon).

  Industry revenues were EUR 246.9 million (EUR 268.1 million in 2004).

Income from operations in 2005 of EUR 231.0 million was up 2.3% compared to EUR 225.9 million in 2004. The operating margin ratio was 4.3% . The operating margin ratio was up year-on-year in all business segments except SURF, where the margin ratio was lower compared to 2004.

  The SURF margin ratio was 6.6% in 2005 compared to 10.3% in 2004 and was impacted by the execution of a subsea pipeline contract which led to substantial cost overruns related primarily to modifications to the original execution schedule and several technical incidents. Cost recovery is currently under discussion with the client and insurance companies.

  The Offshore Facilities operating margin ratio was 2.7% in 2005 compared to 1.6% in 2004, in line with the execution progress of contracts signed in 2003.

  In Onshore Downstream, the operating margin ratio was 3.8% compared to 3.5% in 2004. This is a solid improvement considering that a sizable portion of these revenues came from contracts signed since the end of 2004 and for which no margin is recognized during the initial execution phases.

  Industries returned to profit during the period with an operating margin ratio of 2.4%. This margin would have been 3.1% without the operating losses incurred at Technip BioPharm which was sold at the end of July 2005.

Net financial charges increased from EUR 66.4 million to EUR 88.8 million. This was mainly due to:

  the application as of January 1, 2005 of IAS 32 and 39 under IFRS which resulted in:
              - a non-cash charge of EUR 16.6 million related to the IFRS treatment of the convertible bond, and

              - a non-cash gain of EUR 3.2 million related to the mark-to-market of hedging instruments;

  the interest expense on the Group’s Eurobond, issued in May 2004, which was EUR 30.1 million in 2005 compared to EUR 18.4 million in 2004.

Income tax in 2005 was EUR 43.5 million (compared to EUR 54.2 million in 2004), which represents a nominal tax rate of 30.3% .

Discontinued operations represented a charge of EUR 5.0 million related to the closure of Technip BioPharm.

Net income in 2005 was EUR 93.3 million compared to EUR 111.8 million in 2004.

Fully diluted EPS and E/ADS were EUR 1.11 and USD 1.32, respectively (compared to EUR 1.09 and USD 1.29, respectively). The convertible bond financial charges are restated at the level of EPS and E/ADS.

2005 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 44.3 million (not audited). The main restatement to reported IFRS net income involves different treatment of cash under IAS 32 and 39 compared to FAS 133 under U.S. GAAP.

B) Cash Flow Statement

The Group’s net cash position increased by EUR 834.8 million, going from EUR -166.7 million at the end of 2004 to EUR 668.1 million at the end of 2005. Operating cash flow was EUR 286.2 million and the working capital position improved by EUR 622.3 million.

C) Balance Sheet

Shareholders’ equity increased by EUR 102.1 million during 2005 to EUR 1,953.7 million. EUR 32.8 million of this increase is related to the equity component of the convertible bond as applied under IAS 32 from January 1, 2005.

Fourth Quarter 2005

Quarterly revenues were EUR 1,384.2 million, a 5.3% increase compared to EUR 1,314.3 million during the same period one year prior. Revenue growth was concentrated in the SURF segment which registered a 29.6% year-on-year progression.

Income from operations for the fourth quarter of 2005 was EUR 30.7 million.

Net financial charges were EUR 31.5 million and included a non-cash charge of EUR 4.1 million related to IAS 32/39 split accounting as well as a non-cash gain of EUR 3.1 million related to mark-to-market of hedging instruments.

Net income for the fourth quarter of 2005 was EUR 1.4 million.

Fully diluted adjusted EPS and E/ADS were EUR 0.12 and USD 0.14, respectively.

During the fourth quarter of 2005, operating cash flow was EUR 53.0 million. Change in working capital was EUR 291.3 million.

III. CONVERTIBLE BOND CALL

Technip has decided to call its convertible/exchangeable bonds issued in January 2002. As of January 31, 2006, there were 3,579,811 bonds outstanding.

The early redemption will occur on March 23, 2006 based on a price of EUR 187.06 per bond (interest included).

Convertible/exchangeable bondholders have the ability to exercise their option to receive 4 Technip shares for each convertible bond until the close of business in Paris on March 14, 2006. These bondholders will receive both existing and newly issued Technip shares.

The Group today has 1,494,148 treasury shares and will acquire an additional 1,300,000 through the exercise of call options, which will bring the total of existing shares with dividend rights to 2,794,148. As a result, bondholders exercising their option to receive Technip shares will receive 19% in existing shares and 81% in newly created shares.

Convertible/exchangeable bonds which are not presented for conversion or exchange by the close of business in Paris on March 14, 2006 will be redeemed for cash on March 23, 2006.

The redemption is not extended into, nor can it be accepted in, (i) the United States or (ii) to any other country in which such an offer would be illegal or subject to restrictions, or (iii) to persons residing in the United States or in any other such countries.

IV. 2006 PERSPECTIVES

The market conditions of the engineering-construction sector remain favorable. The capital expenditure budgets of the majority of oil companies show for the most part strong increases. As a result, there is great demand for engineering-construction firms.

In this environment, the Group’s 2006 target is to achieve an operating margin ratio of at least 5.0% on annual revenues of about EUR 6.8 billion (based on an average annual euro/dollar rate of 1.25 and an unchanged scope of consolidation compared to 2005).

Cautionary note regarding forward-looking statements

This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as from January 1, 2005.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 30, 2005, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to U.S. GAAP.

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With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations

G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

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ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS

Euros in Millions			Full Year
(except EPS, E/ADS and number of fully diluted shares)	Fourth Quarter		(Audited)

	2005	2004*	2005	2004*

Revenues	1,384.2	1,314.3	5,376.1	5,140.9

Gross Margin	108.3	136.1	558.1	563.1

Research & Development Expenses	(9.8)	(8.0)	(29.4)	(30.2)
SG&A and Other Costs	(67.8)	(74.2)	(297.7)	(307.0)

Income from Operations	30.7	53.9	231.0	225.9

Financial Income (Expense)	(31.5)	(22.4)	(88.8)	(66.4)
Income of Equity Affiliates	0.5	0.3	1.3	1.2

Profit Before Tax	(0.3)	31.8	143.5	160.7

Income Tax	3.7	(11.4)	(43.5)	(54.2)
Discontinued Operations	-	2.6	(5.0)	7.7
Minority Interests	(2.0)	0.4	(1.7)	(2.4)

Net Income	1.4	23.4	93.3	111.8

Net Income	1.4	23.4	93.3	111.8
Split Accounting on Convertible Bond	4.1	-	16.6	-
Post-tax Convertible Bond Financial	8.4	3.4	18.6	13.9
Charges

Restated Net Income	13.9	26.8	128.5	125.7

Number of Fully Diluted Shares (1) at
Period End	115,349,102	115,544,936	115,349,102	115,544,936

Fully Diluted EPS (€)	0.12	0.23	1.11	1.09

Fully Diluted E/ADS ($) (2)	0.14	0.27	1.32	1.29

* Does not include IAS 32 and 39 which were applied as of January 1, 2005.

_____________________
(1)	The number of fully diluted shares includes those that would be issued both if all outstanding convertible bonds were redeemed for new shares and if all stock option plans were exercised, excludes treasury shares and has been adjusted as of December 31, 2004 to take into account the 4-for-1 share split which occurred on May 13, 2005.
(2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.1842 as of December 31, 2005.

ANNEX I (b)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS
AUDITED

Euros in Millions	2005

Net Income	93.3
Depreciation of Property, Plants & Equipment	143.3
Provision for Redemption Premium on Convertible Bonds	13.3
Split Accounting of Convertible Bonds	16.6
Stock Option Charge	5.4
Long-Term Provisions (Employee Benefits)	0.7
Deferred Income Tax	17.5
Minority Interests and Other	(3.9)

Cash from Operations	286.2

Change in Working Capital	622.3

Net Cash Provided by (Used in) Operating Activities		908.5

Capital Expenditures	(165.7)
Proceeds from Assets Sales	15.0

Net Cash Provided by (Used in) Investment Activities		(150.7)

Increase (Decrease) in Debt	(90.3)
Capital Increase	63.0
Dividend Payment	(32.0)
Treasury Shares	(20.1)
Capital Structure	(7.5)

Net Cash Provided by (Used in) Financing Activities		(86.9)

Foreign Exchange Translation Adjustment		82.9

Net Increase (Decrease) in Cash and Equivalents		753.8

Cash and Equivalents as of December 31, 2004	1,434.0
Cash and Equivalents as of December 31, 2005	2,187.8

		(753.8)

ANNEX I (c)
CONSOLIDATED BALANCE SHEET
IFRS
AUDITED

	Dec. 31,	Dec. 31,
Euros in Millions	2005	2004*

Fixed Assets	3,262.8	3,232.5
Deferred Taxes	90.0	66.6

NON-CURRENT ASSETS	3,352.8	3,299.1

Construction Contracts	585.1	400.6
Inventories, Customer & Other Receivables	1,171.3	1,283.9
Cash & Cash Equivalents	2,187.8	1,434.0

CURRENT ASSETS	3,944.2	3,118.5

TOTAL ASSETS	7,297.0	6,417.6

Shareholders’ Equity (Parent Company)	1,953.7	1,851.6
Minority Interests	13.9	9.8

SHAREHOLDERS’ EQUITY	1,967.6	1,861.4

Convertible Bond	650.1	670.9
Other Long-Term Debt	680.5	737.8
Long-Term Provisions	135.4	115.4
Deferred Taxes	100.4	115.5

NON-CURRENT LIABILITIES	1,566.4	1,639.6

Short-Term Debt	189.1	192.0
Short-Term Provisions	112.9	121.4
Construction Contracts	1,672.4	915.6
Accounts Payables & Other Advances Received	1,788.6	1,687.6

CURRENT LIABILITIES	3,763.0	2,916.6

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	7,297.0	6,417.6

* Does not include IAS 32 and 39 which were applied as of January 1, 2005.

Changes in Shareholders’ Equity (Parent Company)

Shareholders’ Equity at December 31, 2004	1,851.6
Net Income at December 31, 2005	93.3
Capital Increase for Employee Stock Option Plans	63.0
Equity Component of Convertible Bond (IAS 32)	32.8
Other Impacts of IAS 32 and 39	(76.3)
Dividend Payment	(32.0)
Translation Adjustments and Other	21.3
Shareholders’ Equity at December 31, 2005	1,953.7

ANNEX I (d)
TREASURY AND CURRENCY RATES
IFRS
AUDITED

Euros in Millions	Treasury and Financial Debt

	Dec. 31, 2005	Dec. 31, 2004*

Marketable Securities	622	739

Cash	1,566	695

Cash & Cash Equivalents (A)	2,188	1,434

Short-Term Debt	189	192

Long-Term Debt	1,331	1,409

Gross Debt (B)	1,520	1,601

Net Financial Cash/(Debt) (A – B)	668	(167)

* Does not include IAS 32 and 39 which were applied as of January 1, 2005.

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet

	Dec 31,	June 30,	Dec 31,	Dec 31,	June 30,	Dec 31,
	2005	2005	2004	2005	2005	2004

USD	1.24	1.29	1.24	1.18	1.21	1.36

GBP	0.68	0.69	0.68	0.69	0.67	0.71

     ANNEX II (a)
REVENUES BY REGION
IFRS
NOT AUDITED

Euros in Millions	Fourth Quarter			Full Year

	2005	2004	Change	2005	2004	Change

Europe, Russia, C. Asia	299	364	-17.9%	1,384	1,279	8.2%

Africa	261	358	-27.1%	1,258	1,285	-2.1%

Middle East	326	305	6.9%	1,108	1,269	-12.7%

Asia Pacific	211	68	210.3%	584	379	54.1%

Americas	287	219	31.1%	1,042	929	12.2%

Total	1,384	1,314	5.3%	5,376	5,141	4.6%

ANNEX II (b)
SUPPLEMENTAL INFORMATION BY BUSINESS SEGMENT
IFRS
NOT AUDITED

Euros in Millions	Q4 2005	Q4 2004	Change	FY 2005	FY 2004	Change

SURF

Revenues	452.1	348.8	29.6%	1,797.6	1,422.1	26.4%

Gross Margin	25.7	60.7	-57.7%	243.7	256.6	-5.0%

Income from Operations	(2.2)	36.8	nm	118.8	146.5	-18.9%

Depreciation	34.4	28.1	22.4%	107.7	97.0	11.0%

OFFSHORE FACILITIES

Revenues	263.4	287.8	-8.5%	1,013.4	1,066.6	-5.0%

Gross Margin	22.4	20.9	7.2%	91.3	81.4	12.2%

Income from Operations	7.3	4.2	73.8%	27.1	17.5	54.9%

Depreciation	4.5	5.4	-16.7%	14.9	17.1	-12.9%

ONSHORE DOWNSTREAM

Revenues	614.0	602.3	1.9%	2,318.2	2,384.1	-2.8%

Gross Margin	52.4	49.3	6.3%	195.1	204.2	-4.5%

Income from Operations	25.3	23.9	5.7%	88.3	84.4	4.6%

Depreciation	3.3	2.7	22.2%	11.2	12.4	-9.7%

INDUSTRIES

Revenues	54.7	75.4	-27.5%	246.9	268.1	-7.9%

Gross Margin	8.0	4.9	63.3%	28.0	20.4	37.3%

Income from Operations	2.5	(2.9)	nm	6.0	(7.1)	nm

Depreciation	0.7	0.6	16.7%	2.4	1.7	41.2%

CORPORATE

Income from Operations	(2.2)	(8.2)	-73.2%	(9.2)	(15.5)	-40.6%

Depreciation	1.9	2.4	-20.8%	7.1	7.2	-1.4%

nm = not meaningful

ANNEX II (c)
ORDER INTAKE & BACKLOG
NOT AUDITED

Euros in Millions	Order Intake by Business Segment

	Fourth Quarter			Full Year

	2005	2004	Change	2005	2004	Change

SURF	445	402	10.7%	2,623	1,470	78.5%

Offshore Facilities	55	333	-83.4%	1,258	953	32.0%

Onshore Downstream	745	1,608	-53.7%	5,753	2,510	129.2%

Industries	78	34	130.6%	172	158	8.9%

Total	1,323	2,377	-44.3%	9,806	5,092	92.6%

	Backlog by Business Segment

	As of	As of
	Dec. 31,	Dec. 31,	Change
	2005	2004

SURF	2,688	1,860	44.5%

Offshore Facilities	1,207	944	27.8%

Onshore Downstream	7,127	3,758	89.6%

Industries	148	217	-31.8%

Total	11,170	6,779	64.8%

	Backlog by Region

	As of	As of
	Dec. 31,	Dec. 31,	Change
	2005	2004

Europe, Russia, C Asia	961	1,077	-10.8%

Africa	2,008	1,743	15.2%

Middle East	5,100	2,403	112.2%

Asia Pacific	1,014	460	120.4%

Americas	2,087	1,096	90.4%

Total	11,170	6,779	64.8%

	Estimated Backlog Scheduling at December 31, 2005

		Offshore	Onshore
	SURF	Facilities	Downstream	Industries	Group

2006	1,797	871	3,000	121	5,789

2007	671	208	3,050	19	3,948

2008 and Beyond	220	128	1,077	8	1,433

Total	2,688	1,207	7,127	148	11,170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: February 23, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control